UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, May 31, 2016

In April 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.2 MILLION PASSENGERS

In April 2016, Avianca Holdings and its subsidiaries carried 2,233,225 passengers, a 1.2% decrease over the same period in 2015

In April, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) carried 2,233,225 passengers, a decrease of 1.2% compared to April 2015. Capacity, measured in ASKs (available seat kilometers), increased 6.5%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 3.7%. The load factor for the month was 75.0%.

Domestic markets in Colombia, Peru and Ecuador

In April, the subsidiary airlines of Avianca Holdings carried within these markets a total of 1,347,865 travelers, a decrease of 2.4% compared to April 2015. Capacity (ASKs) increased 0.4%, while passenger traffic (RPKs) decreased 1.4%. The load factor for the month was 73.1%.

International markets

In April, the affiliated airlines of Avianca Holdings carried 885,360 passengers on international routes, up 0.8% compared to April 2015. Capacity (ASKs) increased 8.3%, while passenger traffic (RPKs) increased 5.2%. The load factor for the month was 75.5%.

Operational Statistics	Apr-16	Apr-15	r YOY		YTD 2016	YTD 2015	r YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,233	2,260	-1.2%		9,365	8,940	4.8%
ASK (mm)[2]	3,769	3,540	6.5%		15,273	14,089	8.4%
RPK (mm)[3]	2,827	2,726	3.7%		11,888	11,058	7.5%
Load Factor[4]	75.0%	77.0%	-2.0	pp	77.8%	78.5%	-0.7	pp
Domestic Market
PAX (K)[1]	1,348	1,382	-2.4%		5,657	5,389	5.0%
ASK (mm)[2]	813	809	0.4%		3,293	3,184	3.4%
RPK (mm)[3]	594	603	-1.4%		2,524	2,367	6.7%
Load Factor[4]	73.1%	74.5%	-1.4	pp	76.7%	74.3%	2.4	pp
International Market
PAX (K)[1]	885	879	0.8%		3,708	3,551	4.4%
ASK (mm)[2]	2,956	2,731	8.3%		11,980	10,905	9.9%
RPK (mm)[3]	2,233	2,123	5.2%		9,363	8,691	7.7%
Load Factor[4]	75.5%	77.7%	-2.2	pp	78.2%	79.7%	-1.5	pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice- President of Legal Affairs